UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
          AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                             (Amendment No. _____)*


                          GVI SECURITY SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  36242E 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   THERE IS NO DATE OF EVENT REQUIRING THIS FILING. THE REPORTING PERSONS ARE
          SWITCHING FROM A SCHEDULE 13D FILER TO A SCHEDULE 13G FILER
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)
----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E 10 1                  13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Knoll Capital Management, LP
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                  Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,218,938
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,218,938
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,218,938
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            14.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36242E 10 1                  13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Fred Knoll
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                  Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,218,938
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,218,938
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,218,938
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      14.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

            IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36242E 10 1                  13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Europa International, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                  Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          6,826,367
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,826,367
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,826,367
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            13.6%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

            CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36242E 10 1                  13G


Item 1(a).  Name of Issuer:

                  GVI Security Solutions, Inc. (the "Issuer")

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  2801 Trade Center Drive, Suite 120
                  Carrollton, Texas  75007
            ____________________________________________________________________

Item 2(a).  Name of Persons Filing:

                  Knoll Capital Management LP ("KCMLP")
                  Fred Knoll ("Knoll")
                  Europa International, Inc. ("Europa")

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for each of KCMLP, Knoll and Europa is 237 Park Avenue, 9th Floor, New York, New York 10166.

Item 2(c).  Citizenship:


                  KCMLP is a Limited Partnership formed and existing under the laws of the State of Delaware.
                  Knoll is a citizen of the United States.
                  Europa is a company organized under the laws of the British Virgin Islands.
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


                  36242E 10 1
            ____________________________________________________________________

CUSIP No. 36242E 10 1                  13G


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: NOT APPLICABLE.

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]   An investment adviser in accordance with
                Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

      As of the date of this filing:

      Each of KCMLP and Knoll beneficially own 7,218,938 Shares of the Issuer's Common Stock, consisting of (i) 750,000 Shares of the Issuer's Common Stock owned directly by GVI Acquisition LLC, a limited liability company formed under the laws of the State of California ("GVI Acquisition"); (ii) 6,076,367 Shares of the Issuer's Common Stock owned directly by Europa; (iii)333,333 Shares of the Issuer's Common Stock issuable upon exercise of a warrant owned directly by Knoll Capital Fund II Master Fund, a Cayman Island Company ("KCFIIMF"); and (iv) 59,238 Shares of the Issuer's Common Stock owned directly by Thinking

CUSIP No. 36242E 10 1                  13G


Techologies, L.P., a Delaware limited partnership ("Technologies"). KCMLP is an investment management firm and is the general partner and manager of Technologies and the manager of each of Europa, Acquisition and KCFIIMF. Fred Knoll is the principal partner and president of KCMLP.

      Europa directly owns 6,076,367 Shares of the Issuer's Common Stock and is the beneficial owner of 750,000 shares of Common Stock owned by GVI Acquisition, of which it is a member.


     (b) Percent of class: As of the date of this filing (taking into consideration that 50,180,502 Shares of the Issuer's Common Stock is issued and outstanding):

      The 7,218,938 Shares of the Issuer's Common Stock beneficially owned by each of KCMLP and Knoll constituted 14.3% of the Shares outstanding.

      The 6,826,367 Shares of the Issuer's Common Stock beneficially owned by Europa constituted 13.6% of the Shares outstanding.


          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:

                  Not Applicable.


            (ii)  Shared power to vote or to direct the vote:

                  Knoll and KCMLP share the power to vote or direct the vote of those shares of Common Stock owned by Europa, KCFIIMF and Technologies.

                  Knoll and Europa share the power to vote or direct the vote of those shares of Common Stock owned by Acquisition.

            (iii) Sole power to dispose or direct the disposition of:

                  Not Applicable.

            (iv)  Shared power to dispose or direct the disposition of:

                  Knoll and KCMLP share the power to dispose of or direct the disposition of those shares of Common Stock owned by Europa, KCFIIMF and Technologies.

                  Knoll and Europa share the power to dispose of or direct the disposition of those shares of Common Stock owned by Acquisition.

CUSIP No. 36242E 10 1                  13G


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                  Not Applicable
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


     As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than KCMLP, Knoll and Europa, none of whom, other than Europa holds five percent or more of the securities reported herein.
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                  Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


                  Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


                  Not Applicable.
          ______________________________________________________________________

CUSIP No. 36242E 10 1                  13G


Item 10.  Certifications.


      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2006                  KNOLL CAPITAL MANAGEMENT, LP


                                          By:    S/Fred Knoll
                                                 -----------------------------
                                          Name:  Fred Knoll
                                                 -----------------------------
                                          Title: President
                                                 -----------------------------


Dated:  February 16, 2006                        S/Fred Knoll
                                                 -----------------------------
                                                 Fred Knoll

Dated:  February 16, 2006                 EUROPA INTERNATIONAL, INC.


                                          By:    S/Fred Knoll
                                                 -----------------------------
                                          Name:  Fred Knoll
                                                 -----------------------------
                                          Title: Investment Manager
                                                 -----------------------------



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT


      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2006                  KNOLL CAPITAL MANAGEMENT, LP


                                          By:    S/Fred Knoll
                                                 -----------------------------
                                          Name:  Fred Knoll
                                                 -----------------------------
                                          Title: President
                                                 -----------------------------


Dated:  February 16, 2006                        S/Fred Knoll
                                                 -----------------------------
                                                 Fred Knoll

Dated:  February 16, 2006                 EUROPA INTERNATIONAL, INC.


                                          By:    S/Fred Knoll
                                                 -----------------------------
                                          Name:  Fred Knoll
                                                 -----------------------------
                                          Title: Investment Manager
                                                 -----------------------------